Resolution of the Board of Directors

On May 10, 2013, the Board of Directors of POSCO resolved the following:

1. Contribution to the POSCO Educational Foundation

The Board of Directors resolved to contribute KRW 25,300,000,000 to the POSCO Educational Foundation

2. Treasury Stock Specific Money Trust Contract Renewal

• Contract Amount: 823,200,000,000 (May be adjusted depending on the interest accrued until the maturity date (May 11, 2013))
- Contract Amount before Renewal: KRW 822,945,061,242
- Renewed Contract Period: May 12, 2013 ~ May 11, 2014
- Purpose of the Renewal: Stabilization of Stock Price and Enhancement of the Stockholders’ Value
- Trust Institutions: Hana Bank, National Agricultural Cooperative Federation, Shinhan Bank, Daegu Bank
- Number of Shares Held by POSCO before Renewal

• Held in the form of treasury stock: 7,448,656 (8.54%)

• Held through treasury stock trust fund: 2,493,274 (2.86%)